EXHIBIT 99.1

BBV Vietnam S.E.A. Acquisition Corp. Announces Signing of Letter of Intent for Business Combination with Migami, Inc.

NEW YORK, July 31 /PRNewswire-FirstCall/ — BBV Vietnam S.E.A. Acquisition Corp. (OTCBulletinBoard: BBVUF) (OTCBulletinBoard: BBVVF) (OTCBulletinBoard: BBVWF) (the "Company") announced today that it has signed a non-binding letter of intent with Migami, Inc. to enter into a business combination. Pursuant to the provisions of the Company's Articles of Incorporation, the Company now has until February 13, 2010 to complete the business combination. If the Company is unable to complete the business combination by February 13, 2010, it must liquidate or it can seek shareholder approval to extend the time period to complete a business combination to February 13, 2011.

"We are delighted to have entered into a letter of intent with BBV Vietnam S.E.A. Acquisition Corp and are very much looking forward to working with BBV and its industry contacts in order to help Migami accelerate the growth of its business and achieve its strategic goals," stated John Park, Chairman and CEO of Migami.

Forward Looking Statements

Any statements contained in this press release that do not describe historical facts constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statement contained herein is based on current expectations, but is subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting the Company or Migami, the ability of the Company and Migami to satisfy the conditions to complete a business combination, and those other risks and uncertainties detailed in the Company's filings with the United States Securities and Exchange Commission.

About BBV Vietnam S.E.A. Acquisition Corp.

BBV Vietnam S.E.A. Acquisition Corp., was organized under the laws of the Republic of the Marshall Islands on August 8, 2007 as a blank check company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangement with an operating business.

About Migami, Inc.

Migami, Inc. licenses drug-delivery systems and technologies to pharmaceutical companies for international distribution and develops and distributes anti-aging cosmetics world-wide, with a special emphasis on Asia.